Mail Stop 7010

                  February 16, 2006


J. Chris Boswell
Chief Executive Officer and Chief Financial Officer
Particle Drilling Technologies, Inc.
1021 Main Street, Suite 2650
Houston, TX 77002

      Re:	Particle Drilling Technologies, Inc.
		Form 10-K for the Fiscal Year Ended September 30, 2005 Filed on December 14, 2005
		File number 0-30819
      Response Letter dated February 14, 2006

Dear Mr. Boswell:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended September 30, 2005

Intangible Assets, page 30

1. In your response to comment 2 from our letter dated February 7, 2006, you indicate that the PID technology has not proven successful in a commercial environment, and that any type of acquired appraisal would be difficult to obtain. In addition, you indicate that the estimated future cash flow associated with this technology yielded a wide range of potential value for these patents. Please tell us and disclose how you test the intangible assets related to the PID technology for impairment. Please include factors and assumptions involving significant judgment and estimates.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Choi, staff accountant at (202) 551-
3758 if
you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief

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J. Chris Boswell
Particle Drilling Technologies, Inc.
February 16, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE